Exhibit (d)(5)(ii)

VAN ECK FUNDS
MULTI-MANAGER ALTERNATIVES FUND

Schedule Identifying Details of Sub-Advisory Contracts:

PARTY	DATE SIGNED AGREEMENT

Dix Hills Partners, LLC	March 20, 2009

Lazard Asset Management LLC	December 26, 2006

Martingale Asset Management, L.P.	May 1, 2003

PanAgora Asset Management, Inc.	May 1, 2003

Primary Funds, LLC	January 12, 2010

Medley Credit Strategies, LLC (successor to Viathon Capital, L.P.)	March 31, 2011